PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Business

Overview

Overview

UC Asset LP is a limited partnership formed on February 10, 2016, under the laws of the State of Delaware. Our principal office address is 537 Peachtree Street, NE, Atlanta, GA, 30308. We have an executive office at the address of 7408 Apply Valley Rd, Edmond, OK, 73034.

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future, due to the emergence of new technologies, new economic factors, and/or new regulations.

Starting from the year 2023, the Company has shifted its primary business focus to investing in “cannabis properties” or “cannabis real estate”, which, by our definition, refers to real estate properties used to cultivate cannabis plants with intention of producing legalized medical or recreational cannabis flower products. Generally, the term “cannabis real estate” also includes other real estate properties such as retail spaces for cannabis dispensaries, industrial facilities for processing and purifying cannabinoids, and manufacturing spaces for producing cannabinoids-containing products. However, we do not, and have no intention to, invest in any other kinds of cannabis real estate besides properties for cultivation.

In this filing, the term “cannabis properties” or “cannabis real estate” will specifically refer to cannabis cultivation facilities, unless otherwise stated.

Our partnership is managed by our general partner, UCF Asset LLC, under the terms of our Partnership Agreement. Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016, under the law of the State of Georgia. The principal office of our general partner is the same as that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with a 90% interest and Jason Cunningham with a 10% interest. Larry Wu is the managing member of our general partner.

UCF Asset LLC does not engage in any business activities other than managing our partnership.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgement, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any person and, in the general partner’s sole discretion, admit the person as an additional or substitute general partner.

Narrative description of business

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future, due to the emergence of new technologies, new economic factors, and/or new regulations.

Cannabis Property Investment

As of and by December 31, 2025, our major business focus is to invest primarily in cannabis properties. To our knowledge, we are one of only four SEC (“Security and Exchange Commission”)-reporting public companies investing in cannabis properties. The other three are Innovative Industrial Properties, Inc (NYSE: IIPR), Power REIT (NYSE/American: PW), and NewLake Capital Partners, Inc (OTCQX: NCLP).

Our First Cannabis Property: Apple Valley

In May 2023, we made our first cannabis property investment by acquiring 50% ownership of Apple Valley Property, paying $1.0 million in cash and $600,000 in Series B Preferred Units. Subsequently, we acquired the rest 50% ownership of this property in March 2025, paying $500,000 in cash and $1.0 million in Series B Preferred Units. As a result, we have paid a total amount of $1.5 million in cash and $1.6 million in Series B Preferred Units for this property.

This property is a 100% indoor growing facility, equipped with fully computerized control of critical environment factors, including light exposure, temperature, humidity, carbon dioxide level, irrigation and fertilization. It has approximately 12,699 square feet of growing space, plus a detached office building of 1,550 square feet. Located in Edmond, a suburban town in the metro Oklahoma City area, this property is 20 miles from downtown Oklahoma City and 30 miles from its primary airport.

Since April 2024 and for the rest of the year, we received $12,000 in net cash income from this property each month, realizing an annualized cash-by-cash ROI of 14.4%. Our monthly net rent for this property increased to $13,000, after we increased our ownership to 100% ownership in March 2025. Under the term of the lease monthly rent is supposed to increase to $16,000 since January 2026, and is supposed to increase by 5% every 24 months thereafter. However, upon the request of our tenant, we have provided it with relief and have only collected $13,000 per month since January 2026, resulting in an annualized cash-by-cash ROI of 13.6%.

Other Real Estate Investments

Other Real Estate Property Investments

Prior to the year 2023, the Company had invested in residential properties, farmlands, and historic landmark buildings. As part of our business plan to shift our focus to cannabis real estate, we have been exiting our non-cannabis investments since 2023.

As of and by the date of this filing, we still hold one residential property of a historical value of approximately $993,000. This property is described more specifically below, and we plan to sell this property when the market conditions improve.

Historic Landmark: The Rufus Rose House

In the third quarter of 2021, the Company, through its wholly owned subsidiary Atlanta Landsight LLC (“ALS”), acquired the historic Rufus Rose House in Atlanta, GA. The property is a federally registered historic building as it is the oldest residential property and the only standing Victoria-style mansion in downtown Atlanta. After acquisition, ALS partially renovated the interior of the building, which includes replacing and reinforcing a significant part of its wooden framework. The original concept was to renovate it into a boutique office building.

In January 2024, ALS entered into a joint-venture agreement with Vaycaychella Inc (“VAYK”), to develop this property into a boutique Airbnb. Under the joint-venture agreement, ALS spun off the management of the renovation, as well as the daily operation of the Rufus Rose House, to VAYK. ALS still holds the title of the property, but VAYK is entitled to receive 20% of net proceeds generated from either the continuous operation of the property, or from the sale of the property. VAYK may receive additional revenue from the project, if it invests capital into the joint venture. The additional percentage of VAYK’s profit allocation will be calculated proportionally according to the amount of capital VAYK invests in the project, if any.

In October 2025, upon agreement with VAYK, we listed this property for sale at $2.80 million. Since then, we have been lowering the listing price. As of and by the date of this filing, the property is listed for $2.60 million.

Investment in Other Real Estate Companies

The Company also holds two convertible notes of a total principle amount of approximately $704,000 in a real estate management company, Vaycaychella Inc. (OTC: VAYK). These include a note in the principal amount of $414,000, carrying a 12% annual interest rate and maturing on July 31, 2026, a note in the principal amount of $290,000, carrying a 14% annual interest rate and maturing on August 31, 2027. VAYK is a real estate management company specializing in developing and managing short-term rental properties.

Non-Real Estate Investments

The Company may from time to time invest less than 10% of its net assets in non-real estate investment products. Currently, the Company holds a $200,000 promissory note from Curative Technology Inc (OTC: CURA). The Note matures on November 30, 2026. The management of Curative, including its CEO, CFO and a board member have provided personal guarantees for the collection of the monthly payment on this note.

As of and by the end of December 2025, we have received payments on this note in the aggregate amount of $116,000, including monthly interests and penalties.

Competitive Position in the Industry and Methods of Competition

The following analysis is based on our knowledge of our own business as well as publicly available information. Our knowledge of our own business may be biased, and the public available information we rely on may contain mistakes, or we may have misinterpreted them.

ROI of Our Cannabis Portfolio, in Comparison to Our Peers

By the end of year 2024, we had invested $1.0 million into our cannabis portfolio. Since April 2024 and for the rest of the year, we received $12,000 in net cash income from this portfolio each month, realizing an annualized cash-by-cash ROI of 14.4%.

In March 2025, we acquired 100% of the Apply Valley property mostly through a non-cash deal, with no cash payment for the year of 2025, and only $150,000 paid in January 2026. We subsequently entered into a lease with Fire Ranch LLC. The lease is a double net lease, meaning that the tenant is responsible for insurance premiums as well as maintenance and repairs, while we as landlord is responsible for property tax. The monthly rent is increased to $13,000 per month. Our annualized cash-by-cash ROI, based on the collection, is 13.6%.

At this moment, our non-cash investments in cannabis properties, in the form of Series B preferred shares issued for acquisition, have no impact on the ROI allocated to our common shareholders, because holders of the Series B preferred shares will not be allocated any profit or loss. In the future, these preferred shares may be eligible for conversion into common shares. The terms of conversion are designed to ensure that our expected net cash income from related cannabis properties will increase proportionally, so that ROI allocated to our common shareholders, after the conversion, will remain the same.

For the reason above, we believe cash-by-cash ROI can be used as an effective measurement of our total ROI allocated to common shareholders, as far as our cannabis portfolio is concerned.

Based on publicly available information, we believe that our cannabis portfolio ROI was notably higher than industry average. For example, Players Club Capital stated in January 2025 that “Cap rates for (cannabis cultivation) properties typically range from 7-10%” (https://www.playersclub.capital/blog/cannabis-properties-offer-investors-higher-cap-rates).

Our Cannabis Investment Strategy, and Its Competitive Advantage

We believe we have developed an investment strategy which is distinguishable from those of most cannabis property investors, public or private. We believe our strategy has proven to be successful, and will continue to produce satisfying results, although there is no assurance of this.

1.	We invest when the cannabis industry is likely to be at a periodic low point

Members of our management team have been following the development of the legal cannabis industry from as early as 2013. Yet when our Company was founded in 2016, we decided that the cannabis industry was in a “wild west” phase, and, despite the potential for higher gains, investors would be exposed to higher risk of uncertainty, which outweighed the benefits for smaller investors like us. In 2020, we observed that the industry was maturing. However, after further research, we determined that cannabis properties were overpriced in most regions and held back our investments. This action helped us dodge the sharp drop in cannabis property prices during 2021-22.

In the year 2023, we concluded that cannabis property prices had possibly reached their periodical low. Meanwhile, the industry reached a stage of maturity where the risk of uncertainty was more acceptable. We made our first investment in May 2023 and increased our investment in March 2025.

We believe that the year 2026 will continue to present periodic low entry points to cannabis property investors.

2.	We invest in “premium” properties featuring advanced technologies

We have observed that, in the earlier stage of US cannabis industry, when the profit margin of cannabis products was much higher, investors intended to build “low-tech” growing facilities, which required less capital and less time to complete, enabling investors to get their products to the market faster and cheaper. For investors who wanted to maximize their short-term returns, this appeared to be a reasonable strategy.

In contrast, we chose to invest in “premium” properties, i.e., cultivation facilities designed to achieve comprehensive control of environment, including light exposure, temperature, humidity, carbon dioxide level, irrigation, and fertilization. The environmental control is computerized and can be programmed to accommodate different cannabis strains for higher yields and better quality. “Premium” properties usually require higher initial investments per square foot to construct.

The primary drawback of “low-tech” growing facilities, in our opinion, is their inefficiency in cultivating. This inefficiency results in their marginal costs for continuous operation being significantly higher compared to those of “premium” properties. When cultivating top-shelf and high-quality cannabis strains, the comparative advantage in marginal operation cost of “premium” properties is more remarkable, based on our own case studies.

Average cannabis product prices, over the past few years, have experienced continuous decline. Consequently, growers with higher marginal operating costs found it difficult to stay profitable, and many of them were compelled to exit the market. Meanwhile, growers operating out of “premium” properties have been gaining market shares, thanks to their ability to maintain lower marginal costs. This will potentially increase the demand for “premium” properties and may subsequently increase the return of investment in “premium” properties.

Another potential benefit from investing in “premium” properties is rooted in the shift of consumer preference. Recent data shows that consumers have increasingly favored flower products, including dried flowers and pre-rolls. The shift to follower products (dried flowers and pre-rolls) may further increase the demand for “premium” properties. Non-flower products can usually be made from cannabinoids extracted from low-grade cannabis strains, but flower products, especially high-quality ones, can only be cultivated cost-efficiently from “premium” properties.

3.	Instead of diversification, we emphasis on long-term partnerships with few selected tenants

“Diversification” is a widely-recognized principle for investing. We believe, however, it should not be applied to cannabis property investments in the current evolving stage of the industry.

In the dynamic early stage of an emerging industry such as cannabis, businesses, in particular, growers/cultivators, have a significantly high rate of failure. Back in 2016, Mac Mahon, founder and CEO of a start-up accelerator, projected that cannabis startups would have a higher failure rate than 97%, which was the typical failure rate for technology startups(https://www.newcannabisventures.com/cannabis-startup-failure-rate-to-exceed-97-according-to-this-incubator-ceo/).

When an industry has a high failure rate, investors who diversified their investments must make exorbitant profits from a few successful ventures, in order to offset their losses from the majority of failed ones. However, property investors do not receive extra profit when a tenant/grower becomes highly successful, as the rent is usually in a fixed amount and not linked to the tenant’s profit. Meanwhile, if a tenant fails, the property owner may lose all the rental income. Based on the above argument, the strategy of diversification, mathematically, does not work for property investors in an emerging industry.

The above argument suggests that a more effective strategy than diversification is to be selective and invest only in properties with tenants who are likely to be among the top growers and may ultimately succeed.

We believe in our strategy of working with selected tenants. However, there is no guarantee that we will be able to find tenants who are competent and willing to form such partnerships with us. Additionally, there is no assurance that such partnerships will be successful.

4.	Geographically, we prioritize long-term competitiveness in productivity over local market size

We believe it is reasonable to expect full-scale or partial-scale legalization of medical and/or recreational cannabis use at the federal level in the next few years. There is no assurance that this will occur, but if it does, most cannabis properties will be operating in a (fully or partially) federal legalized market, for the rest of their life cycle which may be several decades. Therefore, when assessing the potential for value appreciation of cannabis properties, we should consider their potential competitiveness in a federally legalized, nationwide market.

For this reason, we choose to invest in regions where cannabis growers may have competitive advantages, if they will compete on a nationwide market.

According to our research, cost of property construction, electricity and labor are three major costs in cannabis cultivation. We researched into data of average costs across the states regarding these three major categories. Based on the research results and other factors, we have chosen the State of Oklahoma as our first geographic focus to build our cannabis property portfolio. We may choose to expand into one or two other states if we believe these states also present great potential for cannabis growers to achieve long-term competitiveness.

Number of Employees

As of December 31, 2025, the Company has two full-time employees, who are the two members of our General Partner, UCF Asset LLC.

Reports to Security Holders

The Company files regular reports, i.e., 1-Ks and 1-SAs, under Regulation A - Conditional Small Issues Exemption from the Securities Act of 1933(the “Securities Act”) on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov

Specifically, our reports can be found at:

https://www.sec.gov/edgar/browse/?CIK=1723517

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We have been profitable for most years since our incorporation in the year 2016. We were profitable for the year 2024 with net profits of $0.02 per share, but posted a loss of $0.06 per share in the year of 2025.

In general, the whole real estate industry has slowed down over the past two years, due to factors beyond our control. According to the National Association of Realtors, 2023 was the weakest year for existing U.S. home sales since 1995, and 2024 home sales was only slightly higher than in 2023 but still at a historically low level. According to the Case-Schiller home price index, average home price in metro-Atlanta has been declining since reaching its peak in May 2025. By the end of 2025, it had decreased by 2.1%. This has negatively impacted on our overall performance.

Meanwhile, our investment in cannabis properties continued to perform well in the year 2025, posting a 13.6% cash-by-cash return in 2025, after a 14.4% annualized cash-by-cash return in 2024.

Material Changes in Financial Statements: 12-month period by December 31, from 2024 to 2025

Change of Annual Revenue and Gross Profit

Total revenue decreased to approximately $225,000 in the fiscal year 2025, from approximately $405,000 in the fiscal year 2024. This decrease was primarily the result of a decrease in our real estate sales.

	2025	2024
INCOME
Sales of real estate	$-	$340,000
Other real estate based income (rent, dividends etc.)	$225,163	$65,168
Total income	$225,163	$405,168
Total Cost of sales	$-	$351,733
Gross Margin	$225,163	$53,435

Our business model is to invest in real estate for capital appreciation. We are not a builder or developer and are under no pressure to sell any property in our portfolio (inventory) unless we desire to. Usually, we will only sell a portfolio property to realize our investment gain when we believe it has reached its desired level of value appreciation. Otherwise, we will hold on to our portfolio properties in expectation of further appreciation. Since the real estate market was slow in 2025, we decided that it would be better to hold on to our portfolio properties and did not actively pursue selling most of them.

Our gross margin increased because most of our revenue in 2025 was rent income and therefore did not have any cost of sales. However, operating cost increased (see below) as depreciation was applied on rental properties.

Change of Operating Expenses

	2025	2024
OPERATING EXPENSES
Management fees	$116,516	$102,481
Professional fees	150,183	49,847
Other operating expenses	238,851	85,502
Depreciation	48,365	-
Total operating expenses	$553,915	$237,830

After two years of reduction of operating expenses, we saw a hike of operating expenses in 2025, mostly from the increase of marketing cost to prepare for our public offering, which reflected in “other operating expenses”. Our professional fees also increased mostly from legal fees associated with filing preparation for public offering. Despite the increase of operating cost from $238,000 in 2024 to approximately $554,000 in 2025, it was still lower than $609,000 in the year 2022, when we started to cut our operating costs. In particular, our management team reduced their management fee from approximately $188,000 in the year 2022, to approximately $102,500 and $116,500 in 2024 and 2025 respectively.

Change of Profit Per Unit

For the fiscal year of 2025, our gross profit improved considerably, because of the shift of business model and most of our revenue was generated from rent income, without much cost of sales. However, net income decreased due to the rise of operating expenses.

Period end	Gross Profit	Per Common Unit *	Net Income	Per Common Unit *
December 31, 2024	$53,435	$0.01	$132,410	$0.02
December 31, 2025	$225,163	$0.04	$(339,596)	$(0.06)

*	Based on the fact that preferred units were not allocated any gross profit or net income for the concerned fiscal years.

Other Material Changes in Financial Statements

None for the reporting period.

Liquidity and Capital Resources

Cash Flows

As an investor, we usually do not manage the daily operation of any of our portfolio property. Except for some insignificant and non-material operating activities, we intend to form partnerships with third party operators or managers to conduct our daily business. We usually require the third party to bear related operating costs.

Meanwhile we are applying a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) amount paid due to our debt financing.

Despite the limited amount of cash commitments, we believe that the cash reserves of the Company was at a concerning level of $9,984, by the end of the year 2024. Management made several attempts to increase our cash position, including borrowing in the form of short-term loans. By the end of the year 2025, our cash position improved to $41,765. This is still a concerning level of cash reserve, in the opinion of our management. Management will continue to work and improve our cash position in the year 2026.

12-month period changes from 2023 to 2024

	Fiscal Year Ended Dec 31, 2025	Fiscal Year Ended Dec 31, 2024
Net cash provided by (used in) operating activities	$(440,634)	$(13,606)
Net cash provided by (used in) investing activities	$(1,681,336)	$14,002
Net cash provided by (used in) financing activities	$2,153,751	$6,457
Cash at beginning of period	$9,984	$3,131
Cash at end of period	$41,765	$9,984

Commitments and Contingencies

1.	Management Fee

The partnership is obligate to pay a management fee to our general partner, regardless of whether its operation is profitable. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. Starting from the year 2023, we have changed the method of calculating AUM to historical cost, with the intention to reduce management fees. As a result, management fees were reduced by approximately 45%, from approximately $188,000 in the year 2022, to approximately $102,000 in the year 2024. Management fees increased slight to $116,500 in 2025.

2.	Private Debts

At December 31, 2025 and 2024, the partnership carries owed debt obligations to related and unrelated parties, of a total amount of $1,018,000 and $109,926, respectively. The total amount of debts that were collateralized with properties was $818,000 and $0, respectively, at December 31, 2025 and 2024.

3.	Other

From time to time we may be subject to liabilities that may arise in the ordinary course of business. At December 31, 2025, and 2024, the partnership is not aware of any claims or related liabilities.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements. Our Initial Public Offering pursuant to Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering were approximately $1.15 million.

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

In 2023 and subsequently in 2025, the Company issued a total amount of $1.6 million preferred shares to acquire a piece of property. From the perspective of capital formation, the seller made in-kind capital contribution of $1.6 million into our Company.

The Company is currently seeking to raise capital through a public offering of its partnership interests. Prior to or after the planned public offering, the company may raise more capital through private offerings of its partnership interests. There are no guarantees, however, that the Company will close any public or private offerings.

Debt financing

On December 31, 2025 and 2024, the partnership was indebted to related and unrelated parties, in the total amount of $1,018,000 and $109,926, respectively. The total amount of debts that were collateralized with properties was $818,000 and $0, respectively, on December 31, 2025 and 2024.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, which had impacts on our continuing operations, particularly on our portfolio investments.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have been consolidating operations or shuttering operations to reduce costs. If the trend continues, it could have a material negative impact on the demand for cannabis properties.

Prospects of Cannabis legalization under Trump Administration

In 2025, President Trump signed an executive order directing his administration to reclassify medical cannabis from Schedule I to Schedule III of the Controlled Substances Act. On April 23, 2026, the U.S. Department of Justice (DOJ) and the Drug Enforcement Administration (DEA) officially finalized this reclassification.

This historic shift, which took effect on April 28, 2026, marks the first major change to federal marijuana policy in over 50 years. Immediate impacts may include: 1) Tax Relief: medical marijuana businesses will no longer be subject to the strict tax penalties of Section 280E of the Internal Revenue Code, allowing them to deduct business expenses; 2) Banking Access: the move is expected to increase access to financial services for medical marijuana operators; and 3) Research: it makes it significantly easier for researchers to study marijuana.

The change specifically applies to FDA-approved marijuana products and state-licensed medical marijuana. However, it does not legalize recreational or adult-use marijuana, which remains a Schedule I substance.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. As of and by December 31, 2025, we do not have any other directors, officers, or significant employees. The following are all members of our general partner and their respective ages and positions as of December 31, 2025.

Name	Position	Age	Since
“Larry” Xianghong Wu	Major Member of General Partner	56	formation in January 2016
Jason D. Cunningham	Minor Member of General Partner	55	January 2025

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion, mostly in real estate. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

Jason D. Cunningham has 30+ years of management expertise in the medical and real estate industries. He currently oversees our operation of cannabis properties. Prior to becoming a member of our general partner, he managed our operation of medical cannabis properties in metropolitan Oklahoma City area. He is the founder of Fire Ranch, a multi-site collective of over two dozen indoor commercial medical cannabis properties, as well as the founder of Fire Ranch Farmacy, a retail outlet for Medical Grade Cannabis and Cannabis products. Jason graduated from the University of Oklahoma in 1994 with Degrees in Zoology and Chemistry. He spent 22 years with Bristol Myers Squibb/Celgene in Hematological Oncology, specializing in B cell Malignancies.

Previous Members of Management Team

Jason Armstrong served as managing member of UCF Asset LLC between December 2023 to December 2024. He previously worked as a contracted project director for UC Asset from the year 2021 to 2023. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company. That company expanded into a licensed new construction and high-end remodeling business in 2008. Mr. Armstrong also worked as a project management consultant for multiple real estate investment groups between 2012 and 2018.

Board of Directors /Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors.

In 2022, the Company changed its quoting platform from OTCQX to OTCQB. As a result, the Company was no longer required to have an Audit Committee.

Compensation of Directors and Executive Officers

The operation of our partnership is managed by our general partner. Our partnership does not have any other directors or officers who receive compensation.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of the preceding fiscal year. In addition, the General Partner will receive 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

As of December 31, 2025, there were no other unit holders to our knowledge that beneficially owns more than 5% of our common units except for one investor who owned approximately 5.52%. The managing member of UCF Asset, LLC, “Larry” Xianghong Wu, beneficially owns 195,603 of our common units (3.57%). The other member of UCF Asset LLC, Jason D. Cunningham, beneficially owns 1,333,334 of our series B preferred units.

The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value. See “Distribution”.

As of March 31,2025, the security ownership of certain beneficial owners and members of our general partner is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Major Member of General Partner	Common Units	195,603	3.57%
Jason D Cunningham	Minor Member of General Partner	Series B Preferred Units	1,333,334	100.00%

Item 5. Interest of Management and Others in Certain Transactions

Transactions with Jason Cunningham

In December 2024, Jason Cunningham acquired 10% of membership interest in UCF Asset LLC, which is our general partner. Subsequently, Cunningham become a member of our general partner on January 01, 2025.

Fire Ranch LLC, of which Jason Cunningham owns 50%, is a licensed cannabis grower in the State of Oklahoma. Prior to Cunningham becoming a member of our general partner, Fire Ranch LLC had entered into a lease on the Apple Valley property from AZO Properties LLC. The rental payment from Fire Ranch LLC to AZO Properties LLC is the source of the $12,000 monthly dividend we are receiving from AZO Properties LLC. After Cunningham became a member of our general partner, this lease remained effective until March 31, 2025.

On March 16, 2025, we issued 833,334 shares of Series B preferred units, with a face value of $1.0 million, to Jason Cummingham, and paid $500,000 cash, for 50% ownership of AZO Properties LLC. After this transaction, AZO Properties LLC became a wholly owned subsidiary of UC Asset.

On April 01, 2025, Fire Ranch LLC entered into a new lease with AZO Properties LLC, to rent and operate the Apple Valley property. The lease is a double-net lease, with a monthly rental rate of $13,000 until the end of 2025, and a monthly rental rate of $16,000 from January 2026 till March 2027. Starting from April 2027, the monthly rent will increase by 5% every 24 months. The lease is a five-year lease but will automatically renew year by year beyond the term, until terminated.

Transactions with Jason Armstrong

On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. On December 2023, Jason Armstrong became a 10% member of UCF Asset LLC.

For the fiscal year of 2024, EES Engineering was contracted and compensated by UC Asset LP for a total amount of $5,882. Mr. Armstrong resigned his position as a member of our general partner in December 2024.

Item 6. Other information

Issuance of 1,333,334 Series B Preferred Units

In connection with the acquisition of our fifty percent ownership in an Oklahoma City cannabis property, we issued 500,000 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. Each Series B share carries a face value of $1.20, and therefore the Series B shares issued to the seller have a total face value of $600,000. Each share of Series B may be converted into one share of common units, subject to certain terms and conditions. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with our Form 1-SA dated August 21, 2023, as Exhibit 3.4 to that report, of which the link is provided as Exhibit 3.4 to this report.

In March 2025, we acquired the remaining ownership of said property and, in connection with the transaction, issued 833,334 shares of Series B units to the same person.

Subsequent Event:

1.	Settlement on the Lease and Note

In January 2026, we (“UCA”), our wholly owned subsidiary AZO Properties LLC (the “Landlord”), a related third party, Jason Cunningham (“Cunningham”), and Fire Ranch Farm LLC (the “Tenant”), reached a settlement agreement under which $53,500 of unpaid rent owed to the Landlord by the Tenant was applied to the unpaid balance of the $150,000 note held by Cunningham against UCA. This settlement was based on the fact that Cunningham personally guaranteed the Tenant’s rent payment to the Landlord for the year 2025. After this settlement, the rent payable by the Tenant to the Landlord was eliminated, and the principal of the note issued by UCA to Cunningham was reduced by $53,500 to $96,500.

2.	Temporary relief on monthly rent

In February 2026, we and Fire Ranch Farm (the “Tenant”) reached a temporary rent relief arrangement under which we will continue to collect $13,000 per month in rent for our Oklahoma City property, instead of increasing the rent to $16,000 per month under the lease with the Tenant. This temporary relief did not constitute a waiver, and we reserved the right, in our sole discretion, to collect the additional $3,000 per month retroactive to January 2026.

3.	Actions against Member of General Partner Jason Cunningham

In December 2024, Jason Cunningham (“Cunningham”) acquired 10% membership interest in UCF Asset LLC, which is the General Partner of our Company, and became a member of our General Partner, after serving as the manager of our subsidiary AZO Properties LLC(“AZO”) for almost 2 years.

In April 2025, two weeks after we acquired 100% of AZO, Cunningham brokered a deal between AZO and Fire Ranch Farm LLC (“Fire Ranch”), an Oklahoma licensed medical marijuana grower. Under the deal, AZO and Fire Ranch entered into a 5-year lease. The deal was approved by the majority member of our General Partner, partly because that Cunningham was 50% owner and the manager of Fire Ranch, and therefore, such a long-term partnership between AZO and Fire Ranch would benefit both parties.

In January 2026, the Company found out that Cunningham had sold his ownership in Fire Ranch in January 2025 to a third party, and failed to disclose this material information to the Company. Following this finding, actions have been taken against Cunningham to ensure the interests of our Company are protected. As of the date of this disclosure, we are still in discussions with Cunningham on this matter.

Item 7. Financial Statements

Robert L. Adams, Jr. CPA 23418 Grayson Drive Southfield, MI 48075 robert.adams@rlacapital.com (734) 274-1372 - voice (734) 274-8894 - fax

To the General and Limited Partners UC Asset, LP 537 Peachtree Street NE Atlanta, GA 30308

Reports of Independent Registered Public Accounting Firm

Opinion:

We have audited the accompanying consolidated financial statements of UC Asset, LP and its subsidiaries (collectively, the “Partnership”), a Delaware limited partnership, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion:

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of this report. We are independent of the Partnership and have fulfilled our other ethical responsibilities in accordance with the relevant requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management for the Consolidated Financial Statements:

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. This responsibility includes selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Management is also responsible for assessing the Partnership’s ability to continue as a going concern, and for disclosing, as applicable, matters related to going concern. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements:

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute; it is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing audits in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audits. We identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. We obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, no such opinion is expressed. We evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. We conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

(s) Robert L. Adams, Jr.
Robert L. Adams, Jr. CPA
Southfield, Michigan
May 12, 2026

UC ASSET, LP

Consolidated Balance Sheets

As of December 31, 2025 and 2024
(Audited)

	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,765	$9,984
Accounts receivable	54,000	12,500
Loan receivable, third parties, net of reserve	206,000	191,000
Convertible loans receivable, third parties	830,693	634,518
Loans receivable, related parties	10,323	256,000
Prepaid expenses and other assets	32,205	58,817
Total current assets	1,174,986	1,162,819
NON-CURRENT ASSETS
Property and equipment, net	998,932	-
Real estate held for sale	3,080,547	980,988
Investments in joint ventures	2,249,755	3,791,935
Total non-current assets	6,329,234	4,772,923

Total Assets	$7,504,220	$5,935,742

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Due to related party	150,000	41,146
Short-term note payable, third party	50,000	68,780
Total current liabilities	200,000	109,926
NON-CURRENT LIABILITIES
Mortgage loan	818,000	-
Total non-current liabilities	818,000	-
Total Liabilities	$1,018,000	$109,926
PARTNERS’ CAPITAL
Series B preferred units, 1,333,334 and 500,000 issued and outstanding on December 31, 2025 and 2024, respectively	1,600,000	600,000
Common units, 5,485,025 and 5,485,025 issued and outstanding on December 31, 2025 and 2024, respectively	4,886,220	5,225,816
Total partners’ capital	$6,486,220	$5,825,816

Total Liabilities and Partners’ Capital	$7,504,220	$5,935,742

The accompanying notes are an integral part of these consolidated financial statements.

UC ASSET, LP

Consolidated Statements of Operations

Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
INCOME
Sales of real estate	$-	$340,000
Rental income	109,500	-
Real estate-based dividends	36,000	108,000
Real estate-based interest income	79,663	65,168
Total income	225,163	513,168
COST OF SALES
Cost of sales	-	351,733
Total cost of sales	-	351,733

Gross margin	225,163	161,435
OPERATING EXPENSES
Management fees	116,516	102,481
Professional fees	150,183	49,847
Marketing and business development	43,864	-
Property tax and insurance	153,037	-
Other operating expenses	41,949	85,502
Depreciation	48,365	-
Total operating expenses	553,914	237,830

Net loss from operations	(328,751)	(76,395)
OTHER INCOME (EXPENSE)
Gain on investment in marketable equity securities	-	130,000
Gain on settlement of related-party loan	1,146	-
Gain from acquisition	48,280	-
Loss on joint venture investment	-	(21,699)
Long-lived asset impairment reserve	-	84,000
Non-real-estate based interest income	-	36,000
Interest expense	(21,288)	(22,813)
Financing expense	(38,983)	-
Other income	-	3,317
Total other income (expense)	(10,845)	208,805

Net income (loss)	$(339,596)	$132,410
Net income (loss) per common unit - basic and diluted	$(0.06)	$0.02
Weighted average common units outstanding - basic and diluted	5,485,025	5,485,025

The accompanying notes are an integral part of these consolidated financial statements.

UC ASSET, LP

Consolidated Statements of Changes in Partners’ Capital

Years Ended December 31, 2025 and 2024
(Audited)

	Common Units	Preferred B Units	Common Units Amount	Preferred B Units Amount	Total Partners’ Capital
Balance, January 1, 2024	5,485,025	500,000	$5,093,406	$600,000	$5,693,406

Net income			132,410		132,410
Balance, December 31, 2024	5,485,025	500,000	5,225,816	600,000	$5,825,816

Issuance of Series B preferred units in acquisition		833,334		1,000,000	1,000,000

Net loss			(339,596)		(339,596)
Balance, December 31, 2025	5,485,025	1,333,334	$4,886,220	$1,600,000	$6,486,220

The accompanying notes are an integral part of these consolidated financial statements.

UC ASSET, LP

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(339,596)	$132,410
Adjustment to conform with consolidated income statement	-	400
Adjusted income for reconciliation purposes	(339,596)	132,810
Adjustments to reconcile net income (loss) to operating cash flows:
Amortization of prepaid expense	26,613	12,418
Gain on recoupment of impairment of investment in related party	-	(84,000)
Loss on joint venture investment	-	21,699
Depreciation	48,365	-
Gain from acquisition and settlement of related-party loan	(49,426)	-
Changes in working capital items:
Accrued interest receivable	(79,663)	(76,420)
Accounts receivable	(41,500)	(10,000)
Prepaid expenses	-	(24,710)
Accounts payable and accrued expenses	-	14,597
Net cash used in operating activities	(435,207)	(13,606)
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in portfolio loans	(116,512)	(117,889)
Acquisition of portfolio property, net of noncash consideration	(363,855)	-
Improvements on portfolio properties	(56,396)	-
Investment in related party receivable	-	(288,136)
Proceeds from sale of portfolio properties	-	340,000
Repayments of portfolio loans	-	80,027
Net cash provided by (used in) investing activities	(536,763)	14,002
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party loans and advances	245,677	-
Repayment of related party loans and advances	(41,146)	-
Proceeds from short-term loans	-	230,000
Repayment of short-term loans	(18,780)	(223,543)
Proceeds from mortgage debt	818,000	-
Net cash provided by financing activities	1,003,751	6,457
Net increase in cash and cash equivalents	31,781	6,853
Cash and cash equivalents, beginning of year	9,984	3,131
Cash and cash equivalents, end of year	$41,765	$9,984
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid in cash	$21,288	$13,243
NONCASH INVESTING AND FINANCING ACTIVITIES
Series B preferred units issued in acquisition	$1,000,000	$-
Related-party seller financing from acquisition, net of 2025 principal payment	150,000	-
Previously held equity-method interest in acquisition	1,588,148	-
Exchange of Preferred B units for land	-	600,000
Exchange of marketable equity securities for settlement of debt	-	208,120
Note receivable exchanged for sale of investment in related party	-	250,000
Advance receivable capitalized into JV asset	-	275,918

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership” or “UCA”) is a Delaware limited partnership formed on February 1, 2016. The Partnership was formed for the purpose of making capital investments in limited liability companies, growth-equity investments, real estate properties, and real estate-related loans. The Partnership is managed by its General Partner, UCF Asset LLC.

The Partnership invests in real estate assets for capital appreciation and, where applicable, rental income. Beginning in 2023, the Partnership shifted its primary business focus toward cannabis cultivation real estate and expanded that strategy further during 2025. Cannabis cultivation real estate consists of real estate used by third-party operators for cultivation facilities. The Partnership does not operate a cannabis cultivation business; rather, it owns or invests in real estate and related financing arrangements.

The consolidated financial statements include UC Asset, LP and its consolidated subsidiaries, including Atlanta Landsight LLC and AZO Properties LLC. Atlanta Landsight LLC holds or manages the Partnership’s Georgia real estate investments, including the Sandy Springs property and the Rufus Rose House joint venture interest. AZO Properties LLC owns the Edmond, Oklahoma commercial property. During 2025, the Partnership acquired the remaining 50 percent ownership interest in AZO Properties LLC. Following that transaction, AZO Properties LLC became a wholly owned consolidated subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The statements include comparative financial information for the years ended December 31, 2025 and 2024. Amounts are presented in U.S. dollars.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of UC Asset, LP and entities it controls. All intercompany balances and transactions have been eliminated. Investments in entities over which the Partnership has significant influence but does not control are accounted for under the equity method. The Partnership consolidates an entity when it has a controlling financial interest through ownership, governance rights, or other contractual arrangements. For 2025, the consolidated financial statements include AZO Properties LLC following the acquisition of the remaining 50 percent ownership interest. At December 31, 2024, the Partnership’s interest in AZO Properties LLC was accounted for as an equity-method investment.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Significant estimates include the valuation and recoverability of real estate, estimated useful lives of depreciable assets, impairment of long-lived assets, collectability of loans and accounts receivable, fair value measurements, accounting for acquisitions, and valuation of equity-method investments. Actual results could differ from those estimates, and such differences could be material.

(d) Cash and Cash Equivalents

The Partnership considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash consists primarily of deposits with financial institutions. The Partnership had no cash equivalent instruments other than bank deposits at December 31, 2025 and 2024.

(e) Accounts Receivable

Accounts receivable are stated at amounts billed or earned but not collected. Management evaluates collectability based on the age of the receivable, customer or borrower payment history, underlying agreements, collateral, subsequent receipts, and other available information. An allowance is recorded when management concludes that collection is not probable. Accounts are written off when management determines that collection is remote.

(f) Loans and Convertible Loans Receivable

Loans receivable are recorded at principal outstanding plus accrued interest, less any allowance for credit losses or reserve for impairment. Interest income is recognized when earned under the contractual terms of the note unless collection is not considered probable. For convertible notes, management evaluates the legal terms, marketability of the underlying conversion feature, collectability of the debtor, and the expected method of settlement. The Partnership does not record unrealized gains on conversion features unless required by U.S. GAAP.

(g) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management uses observable inputs when available and unobservable inputs when observable market data is not available. Private loans, related-party balances, mortgage loans, and nonpublic real estate investments are generally Level 3 measurements for disclosure purposes because significant inputs are not observable in active markets. See Note 4 for further details regarding the Partnership’s fair value measurements and related classifications.

(h) Revenue Recognition

Revenue is recognized based on the applicable accounting guidance for each revenue stream. Real estate sales are recognized when control of the property transfers to the buyer and the Partnership has no continuing involvement that would preclude recognition. Rental income is recognized over the lease term as the tenant receives the right to use the property. Interest income is recognized over time based on contractual interest rates. Dividends and distributions from real estate-related investments are recognized when the Partnership’s right to receive the distribution is established.

(i) Real Estate and Property and Equipment

Real estate and property and equipment are recorded at cost. Costs that improve or extend the useful life of a property are capitalized. Repairs and maintenance are expensed as incurred. Buildings and improvements are depreciated using the straight-line method over estimated useful lives generally up to 30 years. Furniture, fixtures, and equipment are depreciated over estimated useful lives generally ranging from three to seven years.

(j) Assets Held for Sale

Long-lived assets are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition, an active program to locate a buyer has been initiated, the sale is probable, and the asset is being marketed at a reasonable price. Assets classified as held for sale are carried at the lower of carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale.

(k) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the carrying amount of an asset exceeds the sum of its expected undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value. Management considers property market conditions, tenant performance, estimated sales proceeds, financing conditions, and changes in use when evaluating impairment.

(l) Equity-Method Investments

The Partnership accounts for investments over which it has significant influence, but not control, under the equity method. The carrying amount is adjusted for contributions, distributions, the Partnership’s share of earnings or losses, and other capitalized costs required by the underlying agreements. Equity-method income or loss is reported in other income or expense.

(m) Acquisitions

The Partnership accounts for acquisitions by evaluating whether the acquired set of assets and activities constitutes a business or an asset group. Consideration transferred may include cash, equity instruments, seller financing, settlement of existing balances, and the carrying amount or fair value of a previously held interest. Acquisition-related amounts are recognized based on the applicable U.S. GAAP model and the substance of the transaction.

(n) Leases

The Partnership acts as a lessor for certain real estate. Lease income is recognized over the lease term based on the contractual rent and applicable amendments. Lease receivables are recorded when rent is earned but not collected. Rent credits, offsets, and forbearance arrangements are evaluated based on their legal terms and economic substance. See Note 10 for further information regarding the Partnership’s lease arrangements, rental income, and future minimum base rent.

(o) Debt and Interest

Notes payable and mortgage loans are recorded at principal outstanding. Interest expense is recognized over the term of the borrowing using the stated contractual rate unless a different rate is required by U.S. GAAP. Debt is classified as current when it is due within one year of the balance sheet date or payable on demand, and noncurrent when repayment is due after one year and no current classification is otherwise required.

(p) Income Taxes

The Partnership is not a tax-paying entity for federal income tax purposes. Income, losses, deductions, and credits are passed through to the partners and reported on their respective income tax returns. Accordingly, no provision for federal income taxes is recorded. Management evaluated uncertain tax positions under ASC 740 and determined that no material liability was required at December 31, 2025 or 2024. Generally, the Partnership’s federal income tax returns remain subject to examination for three years.

(q) Net Income or Loss per Common Unit

Basic net income or loss per common unit is computed using the weighted average common units outstanding during the period. Diluted net income or loss per common unit includes potentially dilutive units when their effect is dilutive. For periods with a net loss, potentially dilutive units are excluded because their effect would be anti-dilutive.

(r) Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on total assets, total liabilities, partners’ capital, net income, or cash flows. The 2024 investment balances previously presented separately as investments in equity investee and investments in joint ventures have been combined as investments in joint ventures in the consolidated balance sheets, consistent with the issued 2024 financial statement presentation.

(s) Recent Accounting Pronouncements

Management reviewed accounting pronouncements issued but not yet effective and determined that none had a material effect on the consolidated financial statements for the years ended December 31, 2025 and 2024. Management will continue to evaluate future standards as they become effective.

NOTE 3 - LIQUIDITY AND MANAGEMENT’S PLANS

The Partnership reported a net loss of $339,596 and used $435,207 of cash in operating activities for the year ended December 31, 2025. At December 31, 2025, the Partnership had cash of $41,765, current assets of $1,174,986, current liabilities of $200,000, and total partners’ capital of $6,486,220.

Management’s operating plans include collecting loan and lease receivables, managing property-level costs, refinancing or extending debt when appropriate, selling or leasing real estate assets, and raising additional capital when market conditions permit. The Partnership also holds real estate and notes receivable that management believes may provide sources of liquidity through sale, collection, refinancing, or conversion. Management evaluated conditions and events through the date the consolidated financial statements were available to be issued.

Based on management’s evaluation of conditions and events through the date the consolidated financial statements were available to be issued, management concluded that substantial doubt about the Partnership’s ability to continue as a going concern was not raised for one year after the date the consolidated financial statements were available to be issued.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires the use of valuation techniques that maximize observable inputs and minimize unobservable inputs.

The fair value hierarchy is as follows: Level 1 - quoted market prices in active markets for identical assets or liabilities; Level 2 - inputs other than quoted prices included in Level 1 that are directly or indirectly observable; and Level 3 - unobservable inputs that are not corroborated by market data.

The carrying amounts of cash, accounts receivable, current receivables, short-term notes payable, and related-party balances approximate fair value because of their short-term nature. Private loans, convertible loans, mortgage loans, and related-party notes are not traded in active markets; therefore, management generally classifies fair value estimates for these instruments within Level 3 for disclosure purposes.

Financial Assets

Financial Instrument	Level 1	Level 2	Level 3	Total
December 31, 2025
Loans receivable, related parties	$-	$-	$10,323	$10,323
Loan receivable, third parties, net of reserve	-	-	206,000	206,000
Convertible loans receivable, third parties	-	-	830,693	830,693
Investments in joint ventures	-	-	2,249,755	2,249,755
Total financial assets	$-	$-	$3,296,771	$3,296,771
December 31, 2024
Loans receivable, related parties	$-	$-	$256,000	$256,000
Loan receivable, third parties, net of reserve	-	-	191,000	191,000
Convertible loans receivable, third parties	-	-	634,518	634,518
Investments in joint ventures	-	-	3,791,935	3,791,935
Total financial assets	$-	$-	$4,873,453	$4,873,453

Financial Liabilities

Financial Instrument	Level 1	Level 2	Level 3	Total
December 31, 2025
Due to related party	$-	$-	$150,000	$150,000
Short-term note payable, third party	-	-	50,000	50,000
Mortgage loans	-	-	818,000	818,000
Total financial liabilities	$-	$-	$1,018,000	$1,018,000
December 31, 2024
Due to related party	$-	$-	$41,146	$41,146
Short-term note payable, third party	-	-	68,780	68,780
Mortgage loans	-	-	-	-
Total financial liabilities	$-	$-	$109,926	$109,926

The Partnership did not have recurring fair value measurements using quoted market prices at December 31, 2025 or 2024. Any fair value estimates for private real estate, private notes, or related-party instruments require significant judgment and could differ from amounts ultimately realized.

NOTE 5 - REVENUE

Revenue is generated from real estate sales, rental operations, dividends or distributions from real estate-related investments, and interest on loans. The following table disaggregates revenue by type for the years ended December 31:

Revenue Type	2025	2024
Sales of real estate	$-	$340,000
Rental income	109,500	-
Real estate-based dividends	36,000	108,000
Real estate-based interest income	79,663	65,168
Total income	$225,163	$513,168

The lease arrangements include base rent and certain credits and offsets described in Notes 10, 14, and 20. Real estate-based interest income was generated from loans and note receivable arrangements associated with real estate investments.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK AND BUSINESS RISK

Cash

Funds are deposited in financial institutions insured by the Federal Deposit Insurance Corporation up to applicable limits. The Partnership’s cash balance was not in excess of FDIC insured limits at December 31, 2025 or 2024.

Receivables and Notes

The Partnership’s notes receivable are concentrated in a limited number of borrowers. At December 31, 2025, $830,693 of third-party notes were convertible into common stock of a publicly traded company at a discount to the then-market price, at the Partnership’s option. These arrangements expose the Partnership to borrower credit risk, market risk related to the underlying equity securities, liquidity risk, and risks associated with conversion timing and legal enforceability.

Real Estate and Cannabis-Property Exposure

A significant portion of the Partnership’s assets are invested in real estate. Real estate values and cash flows may be affected by property market conditions, tenant performance, regulatory conditions, financing availability, and changes in the intended use of the property. Because the Edmond, Oklahoma property is leased to a tenant involved in cannabis cultivation, changes in applicable laws, licensing, tenant operations, market demand, or enforcement priorities may affect the property’s value, rental income, and recoverability.

Governance and Operations

The Partnership is managed by its General Partner and relies on a limited number of key individuals and outside service providers. This concentration may increase operational and financial reporting risk if key personnel or service providers are unavailable or if controls are not performed timely.

NOTE 7 - RECEIVABLES AND LOANS RECEIVABLE

Receivables and loans receivable consisted of the following at December 31:

Receivable Category	2025	2024
Accounts receivable	$54,000	$12,500
Loan receivable, third parties, net of reserve	206,000	191,000
Convertible loans receivable, third parties	830,693	634,518
Loans receivable, related parties	10,323	256,000
Total receivables and loans receivable	$1,101,016	$1,094,018

In September 2025, the Partnership entered into an investment agreement with an unrelated third party for a convertible note receivable. The note settled prior notes with face amounts of $90,000 and $150,000, including accrued interest, and included an additional cash disbursement of $26,512. The resulting note bears interest at 14 percent and matures on August 31, 2027. At December 31, 2025, the outstanding balance, including accrued interest, was $303,533.

The Partnership also held a convertible promissory note received in a prior exchange transaction. The note was extended to July 31, 2026. At December 31, 2025, the outstanding balance, including accrued interest, was $527,160.

The Partnership held a non-convertible third-party note receivable. Management evaluated collectability based on borrower status, collateral, subsequent activity, and other relevant information and determined that no reserve was required at December 31, 2025. The third-party loan receivable balance was $206,000 at December 31, 2025. The third-party loan receivable balance of $206,000 consisted of $200,000 of principal and $6,000 of deferred interest due under the note arrangement. Accrued interest receivable related to this note was $0 at December 31, 2025.

At December 31, 2024, the Partnership had established a reserve for bad debt of $36,000 related to a third-party note receivable. At December 31, 2025, management determined that the borrower had become current with interest payments and the reserve was no longer required.

NOTE 8 - LOANS RECEIVABLE - RELATED PARTIES

Related-party loans receivable consisted of $10,323 and $256,000 at December 31, 2025 and 2024, respectively. Related-party receivables include advances, amounts owed by affiliates or parties under common influence, and amounts arising from transactions with the General Partner or members of the General Partner.

On December 31, 2024, the Partnership entered into an agreement to sell a 10 percent ownership stake in UCF Asset LLC for $250,000. The Partnership recorded a non-interest-bearing note receivable for the transaction. The note matured on April 1, 2025 and was settled during 2025 in connection with the AZO Properties LLC acquisition and related arrangements. The settlement was not presented as a cash repayment in the consolidated statement of cash flows.

The Partnership previously advanced amounts to the Rufus Rose House Joint Venture for property improvement costs. The joint venture agreement was amended in December 2024 after Great Estate Builders LLC was acquired by an unrelated publicly traded company. Under the amendment, the Partnership agreed to capitalize the $275,918 receivable into the joint venture investment, and future qualifying expenditures by the Partnership would also be capitalized. See Note 11.

NOTE 9 - REAL ESTATE AND PROPERTY AND EQUIPMENT

Real estate and property and equipment consisted of the following at December 31:

Asset Category	2025	2024
Property and equipment, net - Sandy Springs property held for investment	$998,932	$-
Real estate held for sale - Edmond, Oklahoma property	3,080,547	-
Real estate held for sale - other properties	-	980,988
Total real estate and property and equipment	$4,079,479	$980,988

Sandy Springs, Georgia Property

In June 2020, the Partnership, through Atlanta Landsight LLC, entered into an assignment agreement for economic and operational rights to purchase a residential property in Sandy Springs, Georgia. The Partnership paid for the right to use and ultimately acquire the property before transfer of title. During 2025, the property was delisted and reclassified from real estate held for sale to property held for investment. At December 31, 2025, the property had a carrying value of $998,932.

Rufus Rose House

In July 2021, the Partnership, through Atlanta Landsight LLC, purchased the Rufus Rose House in Atlanta, Georgia. The property was improved and then contributed to the Rufus Rose House Joint Venture on January 31, 2023. The Partnership’s continuing interest is accounted for as a joint venture investment. See Note 11.

Edmond, Oklahoma Property

During 2025, the Partnership acquired the remaining 50 percent ownership interest in AZO Properties LLC, which owns the Edmond, Oklahoma commercial property. Following the acquisition, the Partnership began consolidating AZO Properties LLC. In the third quarter of 2025, the property was listed for sale and classified as real estate held for sale. At December 31, 2025, the property had a carrying value of $3,080,547. Depreciation expense related to portfolio properties was $48,365 for the year ended December 31, 2025. Depreciation was recognized only for the period before the property met the held-for-sale criteria, and depreciation ceased upon classification as held for sale. No impairment charges related to real estate or property and equipment were recognized for the years ended December 31, 2025 and 2024.

NOTE 10 - LEASES

The Partnership acts as a lessor through AZO Properties LLC. On April 1, 2025, AZO Properties LLC entered into a commercial lease with Fire Ranch LLC for the Edmond, Oklahoma property. The lease covers approximately 16,500 square feet. The tenant is responsible for insurance, repairs, maintenance, utilities, and certain operating costs, while the landlord is responsible for property taxes under the lease terms. The lease requires monthly base rent of $13,000 from April through December 2025 and provides for increased monthly rent beginning in 2026 under the lease and related agreements.

Rental income recognized for the year ended December 31, 2025 was $109,500. The 2025 rent arrangements included credits, offsets, and forbearance terms among AZO Properties LLC, Fire Ranch LLC, Jason Cunningham, and UC Asset, LP. These arrangements are further described in Note 14.

Future minimum base rent to be received under the lease, excluding contingent amounts, recoveries, credits, and potential renewal terms, is estimated as follows:

Year Ending December 31	Minimum Base Rent
2026	$192,000
2027	192,000
2028	201,600
2029	201,600
2030	88,200
Total	$875,400

The future minimum base rent table excludes contingent amounts, recoveries, credits, offsets, temporary rent relief arrangements, and any retroactive amounts that management has not elected to collect. The February 2026 temporary rent relief arrangement is disclosed in Note 20.

NOTE 11 - INVESTMENTS IN JOINT VENTURES AND EQUITY-METHOD INVESTMENTS

Investments in joint ventures and equity-method investments consisted of the following at December 31:

Investment Category	2025	2024
Rufus Rose House Joint Venture	$2,249,755	$2,203,787
AZO Properties LLC equity-method investment	-	1,588,148
Total investments in joint ventures	$2,249,755	$3,791,935

Rufus Rose House Joint Venture

On January 31, 2023, Atlanta Landsight LLC and Great Estate Builders LLC formed an unincorporated joint venture for the purpose of improving, renting, and possibly selling the Rufus Rose House property. Both parties have joint control. Atlanta Landsight LLC contributed the Rufus Rose House property with an agreed value of $1,838,719 and converted a $100,000 loan previously owed to it into a capital contribution.

The carrying amount of the Partnership’s investment in the Rufus Rose House Joint Venture changed as follows:

Description	2025	2024
Balance at beginning of year	$2,203,787	$1,938,719
Loan receivable capitalized into joint venture investment	-	275,918
Additional capitalized improvements and costs	38,452	-
Depreciation allocation and related equity-method adjustment	7,516	(10,850)
Balance at end of year	$2,249,755	$2,203,787

AZO Properties LLC Equity-Method Investment

On April 3, 2023, the Partnership formed AZO Properties LLC as a wholly owned subsidiary to pursue real estate opportunities in Oklahoma. On May 1, 2023, the Partnership entered into a securities exchange transaction with a third party, after which the Partnership held a 50 percent interest in AZO Properties LLC and accounted for that interest under the equity method. At December 31, 2024, the carrying amount of the equity-method investment in AZO Properties LLC was $1,588,148. In 2025, the Partnership acquired the remaining 50 percent interest in AZO Properties LLC and began consolidating AZO Properties LLC. See Note 12.

NOTE 12 - ACQUISITION OF AZO PROPERTIES LLC

During 2025, the Partnership acquired the remaining 50 percent ownership interest in AZO Properties LLC from Jason Cunningham, who was a related party at the time of the transaction because he was a member of the General Partner. After the acquisition, AZO Properties LLC became a wholly owned consolidated subsidiary of the Partnership.

Consideration for the transaction included cash, issuance of Series B preferred units, seller financing and related-party note arrangements, settlement of existing balances, and recognition of the Partnership’s previously held equity-method interest in AZO Properties LLC.

The transaction resulted in consolidation of the Edmond, Oklahoma commercial property and a gain from acquisition of $48,280 recorded in other income or expense for the year ended December 31, 2025.

The acquired property is leased to Fire Ranch LLC and was classified as held for sale during the third quarter of 2025. At December 31, 2025, the carrying value of the Edmond, Oklahoma property was $3,080,547. See Notes 9, 10, 13, 14, and 15 for related property, lease, debt, related-party, and partners’ capital disclosures.

NOTE 13 - NOTES PAYABLE, DUE TO RELATED PARTY, AND MORTGAGE LOANS

Short-Term Note Payable

On January 6, 2025, the Partnership issued a short-term secured promissory note to an unrelated third party in the principal amount of $50,000. The note bears interest at 12 percent per annum and was issued to refinance a prior 2024 note. The note was extended after its original July 7, 2025 maturity date and was subsequently extended to July 6, 2026 upon payment of accrued interest. At December 31, 2025, the outstanding principal balance was $50,000 and accrued interest was $0.

At December 31, 2024, the short-term note payable balance was $68,780, consisting of principal of $60,000 and accrued interest of $8,780. The 2024 note was repaid or refinanced during 2025.

Short-Term Note Payable	2025	2024
Principal outstanding	$50,000	$60,000
Accrued interest	-	8,780
Total short-term note payable	$50,000	$68,780

Due to Related Party

In connection with the 2025 acquisition of the remaining 50 percent interest in AZO Properties LLC, the Partnership issued a promissory note payable to the related-party seller. The note originally had principal of $250,000, bore interest at 12 percent per annum, and matured in January 2026. On July 30, 2025, the Partnership paid $100,000 of the principal balance, reducing the outstanding principal balance to $150,000. At December 31, 2025, the outstanding principal balance was $150,000 and accrued interest was $0.

In the ordinary course of business, the Partnership may make payments on behalf of related parties or receive payments and advances from related parties. These amounts are generally non-interest-bearing and payable on demand unless a written agreement provides otherwise. At December 31, 2025 and 2024, the Partnership had balances due to related parties of $150,000 and $41,146, respectively.

Subsequent to year-end, $53,500 of unpaid rent owed by Fire Ranch Farm LLC to AZO Properties LLC was applied against the related-party note payable, reducing the note balance from $150,000 to $96,500. See Note 20.

Mortgage Loans

Mortgage loans consisted of the following at December 31, 2025:

Collateral / Property	Rate	Maturity	Principal
Sandy Springs, Georgia residential property	12.50%	February 1, 2027	$350,000
Rufus Rose House, Atlanta, Georgia	12.50%	March 1, 2027	150,000
Edmond, Oklahoma commercial property	12.99%	January 1, 2027	318,000
Total mortgage loans			$818,000

The Sandy Springs note was originally issued on January 21, 2025 in the principal amount of $250,000 and was amended in August 2025 to increase the principal amount to $350,000. The Rufus Rose House note was issued on April 10, 2025 in the principal amount of $150,000. The Edmond, Oklahoma note was issued on June 10, 2025 in the principal amount of $318,000 and is secured by a mortgage, assignment of rents and leases, security agreement, and fixture filing on the Edmond, Oklahoma property.

The mortgage loans are interest-only through their stated maturity dates unless accelerated by the terms of the related agreements. The Sandy Springs and Rufus Rose House notes require periodic interest payments and mature upon the earlier of the stated maturity date or certain sale or transfer events involving the collateral property. The Edmond, Oklahoma mortgage note requires monthly interest-only payments of $3,442.35 beginning August 1, 2025 and a balloon principal payment at maturity. At December 31, 2025, accrued interest on mortgage loans was $0.

Scheduled debt maturities of notes payable, related-party debt, and mortgage loans at December 31, 2025 were as follows:

Year Ending December 31	Amount
2026	$200,000
2027	818,000
Total debt maturities	$1,018,000

The maturity schedule reflects balances outstanding at December 31, 2025 and does not reflect the subsequent January 2026 settlement described in Note 20.

NOTE 14 - RELATED PARTY TRANSACTIONS

General Partner and Management Fee

The Partnership pays annual management fees to UCF Asset LLC, the General Partner. Management fees are calculated at 2.0 percent of assets under management on the first day of the fiscal year and are payable quarterly. Management fees were $116,516 and $102,481 for the years ended December 31, 2025 and 2024, respectively.

Loans, Advances, and Balances

The Partnership has provided loans to and received advances from related parties. Related-party receivable balances are disclosed in Note 8, and related-party payable balances are disclosed in Note 13.

Acquisition of AZO Properties LLC

During 2025, the Partnership acquired the remaining 50 percent ownership interest in AZO Properties LLC from Jason Cunningham. The seller was a member of the General Partner and therefore a related party at the time of the transaction. Consideration included Series B preferred units, seller financing, and cash payments or offsets. See Notes 12 and 13.

Lease and Settlement Arrangements

The 2025 rent credit, forbearance, and settlement arrangements among AZO Properties LLC, Fire Ranch LLC, Jason Cunningham, and UC Asset, LP involved a related party because Jason Cunningham was a member of the General Partner. See Notes 10, 13, and 20.

NOTE 15 - PARTNERS’ CAPITAL

The Partnership’s capital structure consists of limited partner common units and Series B preferred units. The Partnership had 72 limited partners at December 31, 2025. Total contributed capital since inception was $8,006,004 at December 31, 2025 and 2024.

Common units issued and outstanding were 5,485,025 at both December 31, 2025 and 2024. Series B preferred units issued and outstanding were 1,333,334 and 500,000 at December 31, 2025 and 2024, respectively. During 2025, the Partnership issued 833,334 Series B preferred units in connection with the acquisition of the remaining 50 percent ownership interest in AZO Properties LLC.

Partners’ Capital Category	Units on Dec. 31, 2025	Amount 2025	Units on Dec. 31, 2024	Amount 2024
Common units	5,485,025	$4,886,220	5,485,025	$5,225,816
Series B preferred units	1,333,334	1,600,000	500,000	600,000
Total partners’ capital		$6,486,220		$5,825,816

The Series B preferred units carry the following rights and privileges: no automatic dividend rights; no voting rights; preference for dividends and liquidation over common units and any other preferred units; no redemption rights; and twelve months after issuance, the Series B preferred units are convertible into common units based on the conversion terms in the governing documents.

Distributions from the Partnership are made in accordance with the limited partnership agreement. No distributions were declared or paid for the years ended December 31, 2025 or 2024. Net profits and losses are allocated according to the order of preferences and allocation provisions in the partnership agreement.

NOTE 16 - INCOME TAXES

The Partnership is treated as a pass-through entity for federal income tax purposes. Accordingly, no provision for federal income taxes is recorded in the consolidated statements of operations. The partners are responsible for reporting their distributive shares of taxable income or loss on their respective tax returns.

Management evaluated uncertain tax positions and determined that the Partnership had no material uncertain tax positions requiring recognition at December 31, 2025 or 2024. Tax years generally remain open for examination for three years after filing, subject to applicable statutes and exceptions.

NOTE 17 - NET INCOME OR LOSS PER COMMON UNIT

Basic and diluted net income or loss per common unit were computed using the weighted average number of common units outstanding during each period. For the year ended December 31, 2025, Series B preferred units were excluded from diluted net loss per common unit because the Partnership reported a net loss and their inclusion would have been anti-dilutive.

Description	2025	2024
Net income or loss	$(339,596)	$132,410
Weighted average common units outstanding - basic and diluted	5,485,025	5,485,025
Net income or loss per common unit - basic and diluted	$(0.06)	$0.02

NOTE 18 - COMMITMENTS AND CONTINGENCIES

Management Fee Commitment

The Partnership is obligated to pay management fees to UCF Asset LLC as described in Note 14 regardless of whether the Partnership’s operations are profitable.

Private Debt and Collateral

As of December 31, 2025 and 2024, the Partnership had private debt, including related-party and unrelated-party obligations, totaling $1,018,000 and $109,926, respectively. Debt collateralized by real estate properties totaled $818,000 and $0 as of December 31, 2025 and 2024, respectively.

Legal and Regulatory Matters

From time to time, the Partnership may be subject to claims, regulatory communications, and liabilities arising in the ordinary course of business or in connection with securities filings, real estate ownership, financing, and property operations. Management is not aware of any asserted claims or related liabilities requiring accrual that would have a material effect on the consolidated financial statements as of December 31, 2025 or 2024.

Real Estate and Tenant Matters

The Partnership’s property operations are affected by tenant performance and property-specific risks, including maintenance, taxes, insurance, tenant licensing, property market conditions, and the ability to sell or refinance properties. A 2025 rent credit, forbearance, and settlement arrangement involving a related party is described in Notes 10, 13, and 14.

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION AND NONCASH TRANSACTIONS

The consolidated statement of cash flows for 2024 includes a $400 adjustment to conform net income with the consolidated statement of operations, resulting in adjusted income for reconciliation purposes of $132,810.

Supplemental cash flow information and significant noncash transactions consisted of the following for the years ended December 31:

Description	2025	2024
Interest paid in cash	$21,288	$13,243
Series B preferred units issued in acquisition	1,000,000	-
Related-party seller financing from acquisition, net of 2025 principal payment	150,000	-
Previously held equity-method interest included in acquisition	1,588,148	-
Exchange of Preferred B units for land	-	600,000
Exchange of marketable equity securities for settlement of debt	-	208,120
Note receivable exchanged for sale of investment in related party	-	250,000
Advance receivable capitalized into joint venture asset	-	275,918

The supplemental noncash acquisition items are included to reconcile the acquisition of AZO Properties LLC and related property balances to the consolidated statements of cash flows. The values assigned to noncash consideration are based on executed agreements and related accounting records.

NOTE 20 - SUBSEQUENT EVENTS

Management evaluated subsequent events through May 12, 2026, the date the consolidated financial statements were available to be issued.

The short-term third-party note payable outstanding at December 31, 2025 was extended to July 6, 2026 upon payment of accrued interest.

In January 2026, the Partnership, AZO Properties LLC, Jason Cunningham, and Fire Ranch Farm LLC entered into a settlement agreement under which $53,500 of unpaid rent owed by Fire Ranch Farm LLC to AZO Properties LLC was applied against the unpaid balance of the related-party note payable owed by the Partnership to Jason Cunningham. This settlement was based on Jason Cunningham’s personal guarantee of the tenant’s rent payment to AZO Properties LLC for 2025. As a result of the settlement, the tenant’s unpaid rent balance was reduced to $0 and the principal balance of the note payable to Jason Cunningham was reduced from $150,000 to $96,500. References to Fire Ranch LLC and Fire Ranch Farm LLC reflect the tenant and related settlement parties identified in the applicable lease and settlement arrangements.

In February 2026, the Partnership and Fire Ranch Farm LLC entered into a temporary rent relief arrangement for the Edmond, Oklahoma property. Under the arrangement, the Partnership will continue to collect $13,000 per month in rent instead of increasing rent to $16,000 per month under the lease terms. The temporary relief does not constitute a waiver, and the Partnership reserved the right to collect the additional $3,000 per month retroactive to January 2026 at its discretion. This arrangement was treated as a subsequent-event disclosure and did not change amounts recognized at December 31, 2025.

Management identified no other material subsequent events requiring recognition or disclosure in the consolidated financial statements.

Item 8. Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023

3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022

3.4	Certificate of Designation of Series B Preferred, filed previously with our Form 1-SA on August 21, 2023

3.5	Certificate of Designation of Series C Preferred Units dated May 01, 2025, filed previously with our Form 1-A on May 08, 2025

3.5a	Subscription Agreement for Series C Preferred Units as amended on June 24, 2025, filed previously with our Form 1-A-a on June 25, 2025

5.1	Joint Venture Agreement with Vaycaychella Inc dated December 10, 2024, filed previously with our Form 1-A on May 08, 2025

6.3	Lease Agreement between Fire Ranch LLC and AZOP Properties LLC, dated March 15, 2025, filed previously with our Form 1-A on May 08, 2025

6.4	Special Lending Agreement with General Partner, Dated January 20, 2025, filed previously with our Form 1-A on May 08, 2025

10.1	Omitted

10.2	Omitted

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized

UC Asset Limited Partnership

By:	/s/ Xianghong Wu
Title:	Managing Member of General Partner
Date:	May 15, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Xianghong Wu
Title:	Managing Member of General Partner
Date:	May 15, 2026